December 21, 2009

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, DC  20549-4631

Attention:	Terence O’Brien, Accounting Branch Chief
Tracey Houser, Staff Accountant
Mail Stop 4631

	Re:	UFP Technologies, Inc.
Form 10-K for the Year Ended December 31, 2008
Filed March 27, 2009
File No. 1-12648

Ladies and Gentlemen:

Set forth below are the responses of UFP Technologies, Inc. (“UFPT” or the “Company”) to the comments of the staff of the Securities and Exchange Commission (the “SEC”) contained in a letter (the “Comment Letter”) from the SEC dated November 23, 2009 relating to the Company’s Form 10-K for the year ended December 31, 2008 and the Company’s Form 10-Q for the quarter ended September 30, 2009.  The numbered paragraphs below refer to the numbered paragraphs in the Comment Letter.  For convenience, each of the Company’s responses is preceded by the text of the comment from the Comment Letter.

Form 10-K for the Fiscal Year Ended December 31, 2008

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity and Capital Resources, page 20

1. SEC COMMENT:

We note your disclosure that the entire $17 million under the revolving credit facility may not be available for you to borrow based on your accounts receivable and inventory levels. In future filings, please disclose the amount available for you to borrow under the

UFP TECHNOLOGIES, INC.  172 East Main Street, Georgetown, MA 01833-USA  •  tel: 978-352-2200  •  fax: 978-352-5616  •  www.ufpt.com revolving credit facility without violating any of the terms of the agreement to allow investors to better assess your ability to meet your liquidity needs in the future.

COMPANY RESPONSE:

The Company acknowledges the staff’s comment and will expand the disclosure in future filings.  The amount of the $17 million revolving credit facility that was available at December 31, 2008 based upon supporting collateral was approximately $14.5 million.

Critical Accounting Policies, page 22

Goodwill, page 23

2. SEC COMMENT:

We note that your goodwill balance as of December 31, 2008 and September 30, 2009, is material to the corresponding total assets and total stockholders’ equity. In future filings, please provide a description of the methodology used to estimate the fair value of your reporting units.  To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying values and to the extent that goodwill for these reporting units, in the aggregate or individually, could materially impact your operating results or total stockholders’ equity, please provide the following additional disclosures for each of these reporting units in future filings:

•      The percentage by which fair value exceeds the carrying value as of the most-recent step-one test.

•      The amount of goodwill.

•      A description of the assumptions that drive the estimated fair value.

•      A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions.

•      A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination in future filings. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the Financial Reporting Codification for guidance.

COMPANY RESPONSE:

The Company acknowledges the staff’s comments and will expand the disclosure in future filings.  Testing for an impairment of goodwill be done in the Company’s fourth quarter ended December 31, 2009.  To the extent necessary the Company will include these disclosures in its December 31, 2009 financial statements and Management’s

Discussion and Analysis of Financial Condition and Results of Operations to be filed on Form 10-K.

(1) Summary of Significant Accounting Policies, page F-8

(q) Research and Development, page F-13

3. SEC COMMENT:

In future filings, please disclose the total research and development costs charged to expense for each period your consolidated statements of operations is presented. Refer to paragraph 13 of SFAS 2 (ASC 730-10-50-1) for guidance. Please also refer to your response to comment 1 in your letter dated July 10, 2007.

COMPANY RESPONSE:

The Company acknowledges the staff’s comment and will expand the disclosure in future filings to include research and development costs charged to expense for all periods in which a statement of operation is presented.  For the years ended December 31, 2008, 2007 and 2006, research and development costs charged to expense were approximately $1.4 million, $1.3 million and $982,000, respectively.

(19) Plant Consolidation, page F-28

4. SEC COMMENT:

In future filings, please disclose whether you have realized the anticipated savings of $1.2 million from the plant consolidation in subsequent periods either in your footnote disclosure or within your results of operations discussion and analysis within MD&A. If the anticipated savings are not achieved as expected or are achieved in periods other than as expected, please disclose as such, the reasons for the differences and the likely effects on future operating results and liquidity. Refer to SAB Topic 5:P.4 (ASC 420-10-S99-2) for guidance.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

Form 10-Q for the Fiscal Quarter Ended September 30, 2009

Condensed Consolidated Statements of Cash Flows, page 5

5. SEC COMMENT:

In future filings, please revise your presentation of operating activities using the indirect method to arrive at cash flows from operating activities to begin with net income instead of net income attributable to UFP Technologies, Inc. Refer to ASC 230-10-45-28 (paragraph 28 of SFAS 95) for guidance. In this regard, please note that the definition of net income has been revised. Refer to ASC 810-10-45-19 and 20 (paragraphs 29-30 of Appendix A to SFAS 160) for additional guidance.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

Item 2: Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Overview, page 17

6. SEC COMMENT:

We note your disclosure that your largest customer, Recticel Interiors North America, filed for bankruptcy protection pursuant to Chapter 11. In future filings, please disclose the amount of accounts receivable, net recognized on your most recent balance sheet that is at-risk for non-payment by Recticel Interiors North America. Please also disclose the amount of revenue recognized for each period presented from Recticel Interiors North America on a consolidated basis and at the reportable segment level to allow investors to understand the potential impact to your consolidated and reportable segment operating results, if Recticel Interiors North America discontinues or limits its orders from you going forward. Finally, please discuss the actions management is taking to address the potential impact to your operating results. In this regard, we note your general disclosure that you do not believe the impact will be material to your automotive business.

COMPANY RESPONSE:

The Company acknowledges the staff’s comment and will expand the disclosure in its future filings.  The Company collected all of its September 30, 2009 accounts receivable balance from Recticel prior to its bankruptcy protection filing.  As of October 29, 2009, the date of the bankruptcy filing, the Company was owed approximately $875,000, all from October shipments.

Item 4: Controls and Procedures, page 21

7. SEC COMMENT:

In future filings, please refer to Exchange Act Rules 13a-15(e) or 15d-15(e) rather than SEC Rule 13a-15(c) or 15d-15(c) for the definition of disclosure controls and procedures. Refer to your Section 302 certifications.

COMPANY RESPONSE:

The Company will address the staff’s comments in future filings.

The Company hereby acknowledges that:

•      the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•      staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•      the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Please contact the undersigned at 978-352-2200 with any questions or comments.

Very truly yours,

UFP TECHNOLOGIES, INC.

By:	/s/ Ronald J. Lataille
Ronald J. Lataille
Chief Financial Officer